UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 29, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

Medical Solutions

For the business and financial press

Munich, June 29, 2006
Siemens to acquire Bayer Diagnostics arm — Medical Solutions Group further expands position in key high-growth molecular diagnostics market
Siemens has signed an agreement with Bayer to acquire the chemical and pharmaceutical company’s Diagnostics Division. The acquisition will enable Siemens Medical Solutions (Med) to expand its position in the high-growth molecular diagnostics market. At the end of April, Siemens announced the planned acquisition of Diagnostic Products Corporation (DPC) in the U.S., a leading company in immunodiagnostics. The purchase price for Bayer Diagnostics — which had sales of €1.4 billion and a double-digit EBITDA margin in fiscal 2005 — is roughly €4.2 billion.
“Demographic change is greatly increasing global demand for healthcare services and thereby generating excellent growth opportunities for Siemens,” explained Dr. Klaus Kleinfeld, Siemens President and CEO. “The acquisition of Bayer Diagnostics is part of our targeted strategy to create the healthcare industry’s first integrated diagnostics company by combining the entire imaging diagnostics, laboratory diagnostics and clinical IT value chain under one roof.” Kleinfeld also noted that this acquisition, which is subject to regulatory approval, is — like other purchases in the last few quarters — further proof that Siemens is rigorously focusing its portfolio on promising growth fields.
Dr. Erich R. Reinhardt, member of the Siemens Managing Board and President of Siemens’ Medical Solutions Group, commented: “Molecular medicine is becoming increasingly important since it enables healthcare professionals to identify the causes of disease using genetic profiles. With the help of molecular medicine, it will be possible not only to predict the effects of the medications selected and tailor treatment for individual patients, but also to diagnose disease at an early stage. The planned acquisition of DPC has provided us with access to laboratory diagnostics. With the acquisition of Bayer Diagnostics, we will now have a comprehensive portfolio in this key future-oriented market. These deals will enable us to considerably expand our range of expertise and further our leading position as a trendsetter in healthcare.”
The two acquisitions will make Siemens Medical Solutions No. 2 worldwide in immunodiagnostics. In addition, the acquisition of the Bayer unit will enable the Siemens Group to tap the rapidly growing market for molecular diagnostics based on gene analysis (nucleid acid testing). Bayer Diagnostics is also a world market-leader in clinical chemistry with a leading position in near-patient testing, laboratory automation and hematology (blood cell diagnostics).
“We are convinced that the successful laboratory equipment business has even better prospects in a company specializing in medical technology. The decision to divest our Diagnostics Division is fully in line with our strategy for systematically aligning our healthcare business. We are concentrating on pharmaceuticals for both humans and animals, and products that can be promoted directly to patients,” commented Bayer AG Management Board Chairman Werner Wenning.
Siemens Medical Solutions develops products and services that improve recovery rates by diagnosing diseases earlier and more accurately. Its goal is to enable its customers to increase healthcare quality while improving efficiency. Siemens is an innovations driver in diagnostic imaging systems (in-vivo diagnostics) and the market leader in healthcare IT. The company strengthened its position in molecular in-vivo diagnostics last year through the acquisition of CTI, delivering increased capabilities in the development and manufacture of positron emission tomography (PET) systems that can be used, for example, in the diagnosis of cancer and Alzheimer’s disease, in addition to advanced development of new molecular contrast agents and pharmaceutical tracers.

The acquisitions of DPC and Bayer Diagnostics are expected to fuel further innovations that will considerably improve the quality of healthcare through early, specific and efficient diagnostic solutions.
Sales of Bayer Diagnostics rose in 2005 by 8.4 percent to EUR 1.4 billion. It offers an extensive portfolio of in-vitro diagnostic products for evaluating and monitoring the therapy of numerous diseases, including cardiovascular disorders, kidney diseases, infections, cancer and diabetes. The business units are Laboratory Testing, including the ADVIA Centaur® and Centaur® CP, ADVIA® Clinical Chemistry, ADVIA LabCell® and WorkCell® Automation, ADVIA® Hematology and Clinitek® Atlas systems; Near Patient Testing, with its Rapidpoint®, Rapidlab®, RapidComm™ and Clinitek® brands; and Molecular Testing, with its Trugene® and Versant® lines of tests and systems.
Siemens Medical Solutions (Med) is one of the world’s largest suppliers to the healthcare industry. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. From imaging systems for diagnosis, to therapy equipment for treatment, to patient monitors to hearing instruments and beyond, Siemens innovations contribute to the health and well-being of people across the globe, while improving operational efficiencies and optimizing workflow in hospitals, clinics, home health agencies, and doctors’ offices. Employing approximately 33,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of €7.6 billion, orders of €8.6 billion and Group profit of €976 million for fiscal 2005 (September 30). Further information is available at: www.siemens.com/medical.
A Siemens press conference will be held in Munich on June 30, 2006, at 10:00 a.m. (CEST) on the acquisition of Bayer Diagnostics by Siemens Medical Solutions. Dr. Klaus Kleinfeld, CEO of Siemens AG, and Prof. Dr. Erich Reinhardt, Group President of Siemens Medical Solutions, will host the conference. The telephone transmission (listen only) of this conference can be heard at the dial-in numbers +49 89 2030 3244 (in German) and +49 89 2030 3242 (English) or on the Internet via audio streaming at: www.siemens.com/press. Please dial in at latest 15 minutes before the press conference begins. A recording of the conference will be available on the Internet immediately afterwards.
A telephone conference with Dr. Klaus Kleinfeld and Prof. Dr. Erich Reinhardt will also be held for American journalists on June 30, 2006, at 3:00 p.m. (CEST). This conference can be followed in “listen only” mode by dialing in +49 69 2222 2246. Please dial in at latest 15 minutes before the press conference begins.

A conference call for financial analysts and investors will take place on June 30 at 12 noon (CEST). This conference call can be followed in the Internet at: www.siemens.com/analystcall.
This press release contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 29, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling